Balcor Management Services, Inc.
                                        Bannockburn Lake Office Plaza
                                        2355 Waukegan Road, Suite A200
                                        Bannockburn, IL 60015


                   (c)(7) "PRESS RELEASE DATED MAY 23, 1996"

       BALCOR/COLONIAL STORAGE INCOME FUND-86 RECEIVES APPROVAL FOR SALE

Bannockburn, Illinois May 23, 1996 - Balcor/Colonial Storage Income Fund-86 today announced that a majority of Partnership interests outstanding as of April 1, 1996, had been consented in favor of a sale of substantially all of the Partnership's assets to Storage Trust Properties, L.P.

In accordance with the Partnership's Consent Solicitation of Limited Partners dated April 29, 1996, as amended, the consent process has been terminated and the Partnership will no longer accept consent forms or revocations of consents relating to the sale of the Partnership's assets to Storage Trust.